SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 15, 2019

Commission File Number: 001-36614

Alibaba Group Holding Limited
(Registrant’s name)

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 5.1, Exhibit 8.1, Exhibit 8.2, Exhibit 23.1 and Exhibit 23.2 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Alibaba Group Holding Limited (File No. 333-234662), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares
8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Fangda Partners regarding certain PRC tax matters
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.2	Consent of Fangda Partners (included in Exhibit 8.2)
99.1	Alibaba Group Launches Hong Kong Initial Public Offering
99.2	Letter from Chairman and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: November 15, 2019	By:	/s/ Timothy A. STEINERT
	Name:	Timothy A. STEINERT
	Title:	General Counsel and Secretary